
January 6, 2023

Wang Huang
Chief Executive Officer
Zepp Health Corp
Huami Global Innovation Center
Building B2, Zhong'an Chuanggu Technology Park
No. 900 Wangjiang West Road
Hefei, 230088
People's Republic of China

> **Re: Zepp Health Corp**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response dated November 14, 2022**
> **File No. 001-38369**

Dear Wang Huang:

We have reviewed your November 14, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
Note 10 Long-Term Investments, page F-31

1.  On page F-31 of Form 20-F, as of December 31, 2021, the Long-term Investments include an entry for Jiangsu Yitong of RMB 960,832 million. Note (f), on page F-32, states that the Group acquired a 29.99% equity interest in Jiangsu Yitong in February 2021 for RMB 959,680 million and recorded income from this investment of RMB 1,152 million. The note also states that the investment of Jiangsu Yitong is accounted for using the equity method and it is listed on the Shenzhen stock exchange.

Please explain which valuation was used for purposes of the calculation pursuant to Section 3(a)(1)(C).  Please also explain why using such valuation is consistent with Section 3(a)(1)(C), which refers to "value" which is defined in Section 2(a)(41).  Please confirm that the value used for Jiangsu Yitong and generally the values used for purposes of the calculation pursuant to Section 3(a)(1)(C) in response to our Zepp Health Corporation inquiries was consistent with Section 2(a)(41).

 You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology